UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 001-33494
CUSIP NUMBER 4862P103

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

KapStone Paper and Packaging Corporation
Full Name of Registrant

N/A
Former Name if Applicable

1101 Skokie Blvd., Suite 300
Address of Principal Executive Office (Street and Number)

Northbrook, IL 60062
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

KapStone Paper and Packaging Corporation (the “Company”) acquired its Charleston Kraft Division (Charleston) from MeadWestvaco Corporation on July 1, 2008. Due to complexities arising from the acquisition and accounting matters related to Charleston, the Company has not been able to complete its financial statements. The Company and its independent registered public accounting firm, are in the process of finalizing the financial statement review and audit will not be able to complete the review and audit in order to file the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 within the prescribed time period without unreasonable effort and expense. The Company intends to file its Annual Report on Form 10-K on or before the 15th calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Timothy P. Davisson	847	239-8800
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the acquisition of the Company’s Charleston Kraft Division (Charleston) from MeadWestvaco Corporation on July 1, 2008, Charleston’s operations are included in the Company’s results of operations as of July, 1, 2008, resulting in significant changes in results compared to prior year periods. Sales for the year ended December 31, 2008 have doubled over sales for the previous year, with sales in the fourth quarter of 2008 tripling over sales of the fourth quarter of 2007. Even though the sales increased due to the acquisition, costs have also increased due to the acquisition and the impact of the struggling economy has reduced demand for our products.

Additional information regarding the Company’s financial results for the fourth quarter and full year ended December 31, 2008 is included in the March 16, 2009 press release furnished as an exhibit to the Company’s Current Report on Form 8-K filed on March 16, 2009.

KapStone Paper and Packaging Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 16, 2009	By:	/s/ Roger W. Stone
		Name:	Roger W. Stone
		Title:	Chairman and CEO

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